FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of August 1997


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F        X         Form 40-F
                       -------                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes                        No      X
              -------                    -------
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:        /s/ Jose Augusto P. Moreira
           ---------------------------
          Jose Augusto P. Moreira
          Officer


By:        /s/ Claudio Cesar D'Emilio
           ---------------------------
          Claudio Cesar D'Emilio
          Officer

Date: August 20, 1997

                                  EXHIBIT LIST

1. One copy of the press release published on August 20, 1997 containing relevant information on Tevecap S.A. for the three-month period ended June 30, 1997, with financial information prepared in accordance with Brazilian GAAP.

                                                                       Exhibit 1


Contact:    Douglas Duran                 Marina Echavarria/Ashley Chapman
            Tevecap                       Ludgate Communications
            (011 55 11) 821-8554          (212) 688-5144

                  TEVECAP ANNOUNCES SECOND QUARTER 1997 RESULTS

Sao Paulo, August 20, 1997-- TEVECAP, S.A., (TVA) one of Brazil's largest and fastest growing pay television operators and programming distributors, today announced results for the second quarter ended June 30, 1997.

                         Second Quarter 1997 Highlights

o        Consolidated   net   revenues  for  2Q97   reached   US$82.7   million,
         representing a growth of 98% versus US$41.8 million in 2Q96, and a 23% growth versus US$67.3 million in 1Q97.

o Subscription revenue amounted to US$53.1 million in 2Q97, a growth of 91% versus US$27.8 million in 2Q96. Subscription revenue represented 64% of net revenue and increased by 19% when compared with US$44.8 million in 1Q97.

o Installation revenue amounted to US$24.3 million in 2Q97, a growth of 97% versus US$12.3 million in 2Q96, and an increase of 34% versus US$18.1 million in 1Q97. Installation revenue represented 29% of net revenue for 2Q97.

o Direct operating expenses reached US$43.3 million in 2Q97, an 80% growth versus US$24.1 million in 2Q96 or a 19% growth versus US$36.4 million in 1Q97.

o Selling, general and administrative expenses for 2Q97 reached US$31.5 million, representing 38% of net revenue, compared with US$17.2 million during 2Q96 and US$25.9 million during 1Q97.

o EBITDA reached US$7.9 million in 2Q97, representing a growth of 1,606% versus US$0.5 million in 2Q96, or a growth of 61% compared with US$4.9 million in 1Q97.

o Adjusted EBITDA for 2Q97 reached US$12.4 million, representing a growth of 35% versus US$9.2 million in 1Q97.

o Total Operating Expenses for 2Q97 amounted to US$88.4 million, a 21% increase versus US$72.8 million in 1Q97.

o Net loss for 2Q97 was US$20.9 million, a 73% increase compared with a loss of US$12.1 million in 2Q96 and a 35% increase versus US$15.5 million in 1Q97.

o Capital expenditures (cash basis) amounted to US$69 million for 2Q97, an 80% increase versus US$38.3 million during 2Q96, and a 78% increase versus US$38.8 million in 1Q97.

Tevecap, S.A.

                              CONSOLIDATED RESULTS


Consolidated net revenues for the second quarter ended June 30, 1997 reached US$82.7 million, versus US$67.2 million in the first quarter 1997 and US$33 million in the second quarter of 1996. The Company has more than doubled its revenues every year for the last three years. Revenues consist primarily of subscription fee but also include installation, advertising, indirect programming and other revenues, excluding taxes.

Subscription revenue contributed to 64% of net revenues, and amounted to US$53.1 million in the second quarter of 1997, up 91% from US$27.8 million in the second quarter of 1996 and an increase of 19% versus US$44.8 million in the first quarter of 1997. It can be broken down by distribution technology as follows:
MMDS (56%), cable (12%), C-band (12%) and KU-band (20%). Revenue increased as a result of an expanded subscriber base and a higher average monthly fee. The increase in the average monthly fee was a result of an improvement in signal transmission enabling the Company to offer premium packages to all subscribers.




                           Subscription Revenue ($000)
                           ---------------------------

Technology               2Q97          %        2Q96          %       Change%
----------               ----          -        ----          -       -------
MMDS                   29,728         56%     23,506         85%         26%
Cable                   6,186         12%      1,599          6%        287%
C-Band                  6,329         12%      2,655         10%        138%
KU-band                10,888         20%          0          0%         n/c
Total                  53,131        100%     27,760        100%         91%




                                    Subscription Revenue ($000)
Technology               2Q97          %        1Q97          %        Change%
----------               ----          -        ----          -        -------
MMDS                   29,728         56%     28,399         63%          4%
Cable                   6,186         12%      4,745         11%         31%
C-Band                  6,329         12%      5,799         13%         10%
KU-band                10,888         20%      5,866         13%         88%
Total                  53,131        100%     44,819        100%         19%


Installation revenue comprised 29% of net revenues, reaching US$24.3 million in 2Q97, versus US$18.1 million in 1Q97. This increase was a result of a strong sales performance during the second quarter of 1997.

Indirect programming revenue in the second quarter of 1997 reached US$6.5 million, an increase of 298% versus US$1.6 million in the second quarter of the previous year. This revenue consists of

Tevecap, S.A.



payments made to the Company for the sale of its programming to affiliated companies and independent operators.

Direct operating expenses amounted to US$43.3 million for the second quarter of 1997 versus US$36.4 million in the previous quarter, or an increase of 19%. Direct operating expenses as a percentage of revenue dropped from 54% in the first quarter of 1997 to 52% in the second quarter of 1997 as result of productivity improvements.

Selling, general and administrative expenses reached US$31.5 million, representing 38% of net revenue versus US$25.9 million in the first quarter of 1997. As a percentage of revenues, selling, general and administrative expenses decreased from 39% to 38% as a result of dilution of fixed expenses.

As a result, EBITDA reached US$7.9 million, an increase of 61% versus the US$4.9 million in the first quarter of 1997.

Adjusted EBITDA reached US$12.4 million, an increase of 35% versus the US$9.2 million adjusted EBITDA for the first quarter of 1997. Adjusted EBIDTA includes the deferment of KU band revenue of US$ 4.5 million for second quarter of 1997.

Depreciation and amortization for the second quarter of 1997 was US$13.5 million as compared with US$10.4 million in the previous quarter, and US$7.3 million in the second quarter of 1996. This includes depreciation of systems, equipment, installation materials, installation labor, amortization of organizational costs and concessions, and allowance for inventory obsolescence.

Operating loss during the second quarter of 1997 was US$5.6 million, versus US$5.5 million in the first quarter of 1997, or an increase of 2%. The operating loss for the quarter was also 17% less than the loss of US$6.8 million in the second quarter of 1996.

Interest income reached US$1.4 million, versus US$5.0 million in the previous quarter, as a result of the company's expansion investments. Interest expenses were US$13.6 million, versus US$11.3 million in the first quarter of 1997, representing a 21% increase.

Equity in losses (income) of affiliates amounted to a loss of US$3.2 million in the second quarter of 1997 versus a loss of US$2.5 million in the previous quarter. That loss resulted from ESPN Brasil (US$2.0 million), TV Filme (US$619,000), Canbras (US$617,000), and HBO (US$36,000).

Other non-operating revenues/expenses amounted to an income of US$528,000 versus losses of US$763,000 in the first quarter of 1997.

Minority   interest   amounted  to   US$200,000,   representing   the   minority
shareholder's portion of the US$1 million aggregate losses of TVA Sul. As a result, net loss for the second quarter ended June

Tevecap, S.A.


30, 1997 was US$20.9 million versus a net loss of US$15.5 million reported in the first quarter of 1997 and US$12.1 million reported in the second quarter of 1996.

Capital expenditures (cash basis) for the second quarter of 1997 amounted to US$69.0 million, an 78% increase from US$38.8 million in the previous quarter. Funds were directed mainly to the purchase of decoders for all distribution systems, the construction of internal networks for MMDS and cable, and cable network build-out primarily in Sao Paulo and Curitiba.


                             SUBSCRIBER PERFORMANCE



Total subscriber base for the second quarter of 1997 totaled 1.2 million, an 11% growth versus the previous quarter, and an increase of 48% versus the second quarter of 1996.

Owned or proprietary systems grew to 460,704 subscribers, or 17% when compared to the first quarter of 1997. This performance was achieved by extending the Cable system to 1,697 kilometers and completing the Distribution and Sales Operations of the KU business to include the entire Brazilian KU market. In the case of MMDS, it is important to note that even with the transfer of 7,719 subscribers to the Cable Operation, the MMDS operation grew by 3% in the second quarter of 1997 when compared to the previous period.

Tevecap's installation backlog as of June 30, 1997 was 30,000 subscribers, representing less than 30 days of installations.

Through independent operators, Tevecap reached 649,159 subscribers as of June 30, 1997, compared with 605,606 subscribers during the previous quarter.

Tevecap, S.A.


The table below outlines the number of subscribers at June 30, 1997 and March 30, 1997, for owned systems according to different distribution technologies as well as the number of households which receive TVA programming through operating ventures and independent operators:

                              Total Subscriber Base
                              ---------------------

                                       2Q97           1Q97            Change %
                                       ----           ----            --------
MMDS                                 236,823        230,002              3%
Cable                                 73,514         57,263             28%
Digital C-band                        68,761         58,821             17%
KU-band                               81,606         48,407             69%
Total Owned Systems                  460,704        394,493             17%
Operating Ventures*                  110,091         93,578             18%
Independent Operators                649,159        605,606              7%
Households Receiving
  TVA Programming                  1,219,954      1,093,677             12%


*Represents 100% of subscribers; on an equity subscriber basis there were 16,187 subscribers at March 31, 1997 and 19,884 subscribers at June 30, 1997.


                              REVENUES BY OPERATION


The table below outlines consolidated net revenue by operation for owned system for the second quarter ended June 30, 1997 and the first quarter ended March 31, 1997.

                      Consolidated Net Revenue by Operation
                      -------------------------------------

                                    2Q97           1Q97         % Change
                                    ----           ----         --------
TVA Sao Paulo                      18,449         17,656            4%
TVA Rio de Janeiro                 12,011         10,436           15%
TVA Sul                             6,801          5,654           20%
Digital C-Band                      8,964          8,848            1%
KU-Band                            24,863         15,707           58%
Total                              71,088         58,301           22%


TVA Sao Paulo: Net revenues amounted to US$18.4 million in the second quarter of 1997, up 4% compared with US$17.7 million in the previous quarter due to the higher number of installations and an increase in the average hook-up fee. At June 30, 1997, the subscriber base for both MMDS and

Tevecap, S.A.




cable systems totaled 154,461, an increase of 5% versus the first quarter of 1997 which had a subscriber base of 147,239.

TVA Rio: Net revenues reached US$12 million, an increase of 15% versus the previous quarter. At the end of the second quarter of 1997, the subscriber base reached 93,920, representing an 11% growth over the previous quarter's subscriber base of 84,573. This solid performance was achieved despite the growing cable competition in this region.

TVA Sul: Net revenues amounted to US$6.8 million, 20% higher than the US$5.7 million in the previous quarter. As of June 30, 1997, subscriber base reached 61,956, a growth of 12% over the previous quarter. The MMDS system in Curitiba grew by 11% to 29,535 subscribers.

C Band: Net revenues amounted to US$9 million, a 1% increase versus US$8.8 million in the previous quarter. The subscriber base increased by 17% from 58,821 to 68,761 subscribers between the first and the second quarter of 1997.

DirecTV: Net revenues amounted to US$24.9 million in the second quarter of 1997, representing an increase of 58% versus the US$15.7 million in the previous quarter. The subscriber base increased by 69% as compared with the previous quarter, reaching a total of 81,606 subscribers as of June 30, 1997.

TVA, through Galaxy Brasil, launched Brazil's first KU-band service in July 1996 in a limited regional roll-out in the Sao Paulo area. The company became fully operational in November 1996 when it began a nationwide publicity campaign supported by a network of trained installers.


                               OPERATING VENTURES


Through the operating ventures, TVA has minority interests in two pay television operators, Canbras and TV Filme, which served 110,091 subscribers as of June 30, 1997, as outlined in the table below:

                          Subscriber Base-Ventures (*)


                                2Q 97            1Q 97               Chg%
                                -----            -----               ----
Canbras                        19,082           12,928               48%
Brasilia                       55,083           52,256                5%
Goiania                        14,297           11,258               27%
Belem                          21,629           17,136               26%
TV Filme                       91,009           80,650               13%
Total                         110,091           93,578               18%

(*) Represents paying subscribers

Tevecap, S.A.



                               FINANCIAL SITUATION



Total debt reached US$363.8 million as of June 30, 1997, 10% of which was short term, representing the refinancing of certain supplier payables (US$22.2 million), the accrued interest on the High Yield bonds (US$3.2 million), leasing agreements with Citibank (US$10 million) and Eximbank financing (US$1.3 million).

The remaining US$ 327.2 million is long term and includes of the principal amount of the High Yield bonds (US$250.0 million), the Citibank leasing (US$39.3 million), Eximbank financing (US$8.8 million), certain supplier payables (US$2.6 million) and US$26.5 million with Abril Group relative to the acquisition of KU decoders in order to avoid an increase in import taxes.

                                       ###


TVA is one of Brazil's  largest and fastest  growing pay-TV  operators with over
1.2 million subscribers. TVA's current owners are Abril, 56.5%; Falcon International, 14.2%; Hearst, 10%; ABC, 10%; and CMIF, 9.3%. The company uses five technologies: MMDS, cable, digital KU band, digital C-band and UHF to reach the Brazilian Pay-TV Market. TVA is also the country's largest Pay-TV programming distributor, reaching over 1.2 million households. In conjunction with Abril, TVA has formed strategic alliances and programming partnerships to deliver Brazil's branded versions of ESPN, HBO, MTV, CMT and BRAVO in Portuguese. TVA's partners include Falcon International Communications, Disney/ABC, The Hearst Corporation, The Chase Manhattan Bank and Hughes Communications.

Abril Group is Latin America's largest publishing and printing company. Of the 10 highest circulating magazines in Brazil, nine are published by Editora Abril, the company's publishing division. The company publishes 200 magazines in Brazil, nine in Portugal and four in Argentina. It pioneered the development of electronic media in Brazil with the launch of TVA, Brazil's first subscription television operation. It is the leader in the Brazilian home video market and is the largest publisher of telephone directories in Latin America.

                                 (Tables Follow)

                                  Tevecap, S.A.

                                  TEVECAP S.A.
                    Second Quarter Consolidated Balance Sheet
                              For the Periods Ended
                             June 30, 1997 and 1996
                          (in thousands of US dollars)


                                             June 30      June 30          %
                                               1997         1996        Change
                                             --------     --------     --------
Cash and cash equivalents                      32,381        1,228        2537%
Accounts receivable, net                       47,759       15,634         205%
Inventories                                    15,582       14,506           7%
Film exhibition rights                            606          574           6%
Prepaid and other assets                       10,457        1,877         457%
Other accounts receivable                       7,288        2,164         237%
                                             --------     --------     --------
Total current assets                          114,073       35,983         217%
                                             --------     --------     --------

Property, plant and equipment                 337,845      166,157         103%
Investments
- Equity affiliates                             7,682        5,498          40%
- Cost basis investees                         27,734       16,339          70%
- Concessions, net                             16,276        7,558         115%
Loans to related companies                     20,277        2,128         853%
Advances payments for investments                --         10,965         n/c
Prepaid expenses                                8,576         --           n/c
Other                                           2,193        3,766         -42%
                                             --------     --------     --------

Total assets                                  534,656      248,394         115%
                                             ========     ========     ========

Short-term bank loans                          36,594         --           n/c
Film suppliers                                 15,536        6,004         159%
Other suppliers                                47,271       47,924          -1%
Taxes payable other than
  income taxes                                  9,369        7,991          17%
Accrued payroll and related
  liabilities                                   7,891        7,136          11%
Advances payments received
  from subscribers                              5,850        6,955         -16%
Other accounts payable                         13,340        4,067         228%
                                             --------     --------     --------
Total current liabilities                     135,851       80,077          70%
                                             --------     --------     --------

Long-term bank loans                          300,718         --           n/c
Loans from related companies                   26,453       51,021         -48%
Loans from shareholders                         3,802        2,842          34%
Provision for claims                            5,089        4,081          25%
Liability to fund joint venture
  and equity investee                             561        3,310         -83%
Deferred hook up fee revenue                   13,754         --           n/c
                                             --------     --------     --------
Total long-term liabilities                   350,377       61,254         472%
                                             --------     --------     --------

Minority interest                               1,401         --           n/c

Paid-in-capital                               287,962      287,962
Accumulated deficit                          (240,935)    (180,899)         33%
                                             --------     --------     --------
Total shareholder's equity                     47,027      107,063         -56%
                                             --------     --------     --------

Total liabilities and
  shareholders' equity                        534,656      248,394         115%
                                             ========     ========     ========

Tevecap, S.A.

                                  TEVECAP S.A.
                    Second Quarter Consolidated Balance Sheet
                              For the Periods Ended
                        June 30, 1997 and March 31, 1997
                          (in thousands of US dollars)



                                     June 30         March 31            %
                                      1997             1996           Change
                                  -------------    -------------    -----------
Cash and cash equivalents                32,381           65,066           -50%
Accounts receivable, net                 47,759           35,928            33%
Inventories                              15,582           16,906            -8%
Film exhibition rights                      606              856           -29%
Prepaid and other assets                 10,457            4,058           158%
Other accounts receivable                 7,288            4,443            64%
                                  -------------    -------------    -----------
Total current assets                    114,073          127,257           -10%
                                  -------------    -------------    -----------

Property, plant and equipment           337,845          260,284            30%
Investments
- Equity affiliates                       7,682            9,454           -19%
- Cost basis investees                   27,734           23,734            17%
- Concessions, net                       16,276           16,710            -3%
Loans to related companies               20,277           16,693            21%
Prepaid expenses                          8,576            8,379             2%
Other                                     2,193            2,154             2%
                                  -------------    -------------    -----------

Total assets                            534,656          464,665            15%
                                  =============    =============    ===========

Short-term bank loans                    36,594           30,279            21%
Film suppliers                           15,536           10,955            42%
Other suppliers                          47,271           51,984            -9%
Taxes payable other than
  income taxes                            9,369            8,843             6%
Accrued payroll and related
  liabilities                             7,891            7,163            10%
Advances payments received
  from subscribers                        5,850            6,303            -7%
Other accounts payable                   13,340            8,107            65%
                                  -------------    -------------    -----------
Total current liabilities               135,851          123,634            10%
                                  -------------    -------------    -----------

Long-term bank loans                    300,718          250,456            20%
Loans from related companies             26,453            2,670           891%
Loans from shareholders                   3,802            3,228            18%
Provision for claims                      5,089            4,547            12%
Liability to fund joint venture
  and equity investee                       561            1,391           -60%
Deferred hook up fee revenue             13,754            9,224            49%
                                  -------------    -------------    -----------
Total long-term liabilities             350,377          271,516            29%
                                  -------------    -------------    -----------

Minority interest                         1,401            1,589           -12%

Paid-in-capital                         287,962          287,962
Accumulated deficit                   (240,935)        (220,036)             9%
                                  -------------    -------------    -----------
Total shareholder's equity               47,027           67,926           -31%
                                  -------------    -------------    -----------

Total liabilities and
  shareholders' equity                  534,656          464,665            15%
                                  =============    =============    ===========

Tevecap, S.A.

                                  TEVECAP S.A.
                 Second Quarter Consolidated Statement of Income
                              For the Periods Ended
                              June 30, 1997 and 1996
                          (in thousands of US dollars)



                                         % Net                % Net        %
                               2Q97     Revenue     2Q96     Revenue    Change
                               ----     -------     ----     -------    ------

  Monthly subscriptions       53,131      64%      27,260       66%        91%
  Installation                24,279      29%      12,329       29%        97%
  Advertising                  1,136       1%       1,548        4%       -27%
  Indirect programming         6,459       8%       1,624        4%       298%
  Other                        3,936       5%       1,571        4%       151%
                               -----       -        -----        -        ---

Gross revenues                88,941     108%      44,832      107%        98%
  Revenue taxes               (6,222)     -8%      (3,029)      -7%       105%
                              ------       -       ------        -        ---


Net revenue                   82,719     100%      41,803      100%        98%

Direct operating expenses     43,286      52%      24,109       58%        80%
 Selling, general and
 administrative expenses      31,518      38%      17,230       41%        83%
                              ------      --       ------       --         --


EBITDA                         7,915      10%         464        1%      1606%
 Allowance for inventory
 and obsolescence                999       1%       1,638        4%       -39%
 Depreciation and
 amortization                 12,547       5%       5,629       13%       123%
                              ------       -        -----       --        ---


Operating loss                (5,631)     -7%      (6,803)     -16%       -17%

 Interest income               1,357       2%         994        2%        37%
 Interest expenses           (13,644)    -16%      (2,959)      -7%       361%
 Translation (loss) gain        (469)     -1%         (54)       0%       769%
 Equity income (losses)
 of affiliates                (3,239)     -4%      (3,025)      -7%         7%
 Other nonoperating
 (expenses) income, net          528       1%        (364)      -1%      -245%
                                 ---       -         ----        -        ---


Loss before income taxes
and minority interest        (21,098)    -26%     (12,211)     -29%        73%

Income taxes
Minority interest                200       0%         152        0%        32%
                                 ---       -          ---        -         --


Net income (loss)            (20,898)    -25%     (12,059)      29%        73%
                             =======      ==      =======       ==         ==

                                                                            FASB

Tevecap, S.A.

                                  TEVECAP S.A.
                 Second Quarter Consolidated Statement of Income
                              For the Periods Ended
                         June 30, 1997 and March 31, 1997
                          (in thousands of US dollars)


                                           % Net                % Net      %
                                 2Q97     Revenue     1Q97     Revenue   Change
                                 ----     -------     ----     -------   ------
  Monthly subscriptions         53,131      64%      44,819       67%      19%

  Installation                  24,279      29%      18,149       27%      34%

  Advertising                    1,136       1%       1,810        3%     -37%

  Indirect programming           6,459       8%       5,114        8%      26%

  Other                          3,936       5%       2,624        4%      50%
                                 -----       --       -----        --      ---

Gross revenues                  88,941     108%      72,516      108%      23%

  Revenue taxes                 (6,222)     -8%      (5,286)      -8%      18%
                                -------     ---      -------      ---      ---


Net revenue                     87,719     100%      67,230      100%      23%

 Direct operating expenses      43,286      52%      36,438       54%      19%

 Selling, general and
 administrative expenses        31,518      38%      25,891       39%      22%
                                ------      ---      ------       ---      ---


EBITDA                           7,915      10%       4,901        7%      61%

 Allowance for inventory
 and obsolescence                  999       1%          38        0%

 Depreciation and
 amortization                   12,547      15%      10,397       15%      21%
                                ------      ---      ------       ---      ---

Operating loss                  (5,631)     -7%      (5,534)      -8%       2%

 Interest income                 1,357       2%       5,035        7%     -73%

 Interest expenses             (13,644)    -16%     (11,316)     -17%      21%

 Translation (loss) gain          (469)     -1%        (610)      -1%     -23%

 Equity income (losses)
 of affiliates                  (3,239)     -4%      (2,466)      -4%      31%

 Other nonoperating
 (expenses) income, net            528       1%        (763)      -1%    -169%
                                   ---       --        -----      ---    -----

Loss before income taxes
and minority interest          (21,098)    -26%     (15,654)     -23%      35%

Income taxes
Minority Interest                  200       0%         191        0%       5%
                                   ---       -          ---        -        -


Net income (loss)              (20,898)    -25%     (15,463)     -23%      35%
                               =======      ==      =======       ==       ==


                                                                           FASB